Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

Live Conference Call to be Held at 9:30 PM U.S. Eastern Time on March 12, 2024

BEIJING, China, March 13, 2024 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Mr. Yusheng Sun, CEO of Phoenix New Media, stated, “In the fourth quarter of 2023, we focused on boosting our content productivity, and the monetization of our content and event marketing offerings. Moving forward, we will maintain our dedication to fostering operational excellence and strategic innovation to achieve our financial objectives.”

Fourth quarter 2023 Financial Results

REVENUES

Total revenues in the fourth quarter of 2023 decreased by 5.4% to RMB211.8 million (US$29.8 million) from RMB223.9 million in the same period of 2022, primarily due to the year-over-year decline in both the Company’s net advertising revenues and paid services revenues.

Net advertising revenues in the fourth quarter of 2023 decreased by 4.1% to RMB197.0 million (US$27.7 million) from RMB205.4 million in the same period of 2022, primarily due to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition.

Paid services revenues in the fourth quarter of 2023 decreased by 20.0% to RMB14.8 million (US$2.1 million) from RMB18.5 million in the same period of 2022. Paid services revenues comprise (i) revenues from paid contents, mainly including digital reading, audio books, and paid videos, and (ii) revenues from E-commerce and others. Revenues from paid contents in the fourth quarter of 2023 increased by 29.1% to RMB7.1 million (US$1.0 million) from RMB5.5 million in the same period of 2022, mainly due to the increase in the content spending of certain customers in the fourth quarter of 2023. Revenues from E-commerce and others in the fourth quarter of 2023 decreased by 40.8% to RMB7.7 million (US$1.1 million) from RMB13.0 million in the same period of 2022, mainly due to the decline in E-commerce revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in the fourth quarter of 2023 decreased by 11.3% to RMB120.5 million (US$16.9 million) from RMB135.8 million in the same period of 2022, as a result of the Company’s strict cost control measures.

Gross profit in the fourth quarter of 2023 increased by 3.6% to RMB91.3 million (US$12.9 million) from RMB88.1 million in the same period of 2022. Gross margin in the fourth quarter of 2023 was 43.1%, compared to 39.4% in the same period of 2022.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Unaudited Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the fourth quarter of 2023, which excluded share-based compensation, increased to 43.1% from 39.5% in the same period of 2022.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses in the fourth quarter of 2023 increased by 65.2% to RMB68.4 million (US$9.6 million) from RMB41.4 million in the same period of 2022, primarily attributable to the increase in general and administrative expenses. General and administrative expenses was much lower in the fourth quarter of 2022 as compared to the fourth quarter of 2023 primarily because the Company reversed more allowance for credit losses in the fourth quarter of 2022 due to the collection of some long-aged accounts receivables in that quarter.

Income from operations in the fourth quarter of 2023 was RMB22.9 million (US$3.3 million), compared to income from operations of RMB46.7 million in the same period of 2022. Operating margin in the fourth quarter of 2023 was 10.8%, compared to 20.9% in the same period of 2022.

Non-GAAP income from operations in the fourth quarter of 2023, which excluded share-based compensation, was RMB23.1 million (US$3.3 million), compared to non-GAAP income from operations of RMB47.3 million in the same period of 2022. Non-GAAP operating margin in the fourth quarter of 2023, which excluded share-based compensation, was 10.9%, compared to 21.1% in the same period of 2022.

OTHER INCOME OR LOSS

Other income or loss reflects net interest income, foreign currency exchange gain or loss, income or loss from equity investments, including impairment, fair value changes in investments, net, and others, net. Total net other income in the fourth quarter of 2023 was RMB2.0 million (US$0.3 million), compared to total net other income of RMB6.0 million in the same period of 2022, which mainly consisted of the following items:

•
Net interest income in the fourth quarter of 2023 was RMB7.6 million (US$1.1 million), compared to net interest income of RMB4.2 million in the same period of 2022.
•
Foreign currency exchange gain in the fourth quarter of 2023 was RMB2.1 million (US$0.3 million), compared to a foreign currency exchange gain of RMB4.2 million in the same period of 2022.
•
Loss from equity method investments,including impairment was RMB10.8 million (US$1.5 million) in the fourth quarter of 2023, compared to loss from equity method investments, including impairment of RMB7.4 million in the same period of 2022, which were mainly attributable to the changes in estimated fair value of the underlying investments held by the limited partnerships accounted for under the equity method.
•
Others, net, in the fourth quarter of 2023 was a gain of RMB3.7 million (US$0.5 million), compared to a gain of RMB5.5 million in the same period of 2022. Others, net primarily consists of some non-operating gain or loss.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited in the fourth quarter of 2023 was RMB8.1 million (US$1.1 million), compared to net income attributable to Phoenix New Media Limited of RMB41.6 million in the same period of 2022. Net margin in the fourth quarter of 2023 was 3.8%, compared to 18.6% in the same period of 2022. Net income per basic and diluted ordinary share in the fourth quarter of 2023 were both RMB0.01 (US$0.00), compared to net income per basic and diluted ordinary share of RMB0.07 in the same period of 2022.

Non-GAAP net income attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity investments, including impairment, net, and fair value changes in investments, was RMB19.6 million (US$2.8 million) in the fourth quarter of 2023, compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB50.0 million in the same period of 2022. Non-GAAP net margin in the fourth quarter of 2023 was 9.3%, compared to 22.3% in the same period of 2022. Non-GAAP net income per basic and diluted ADS in the fourth quarter of 2023 were both RMB1.62 (US$0.23), compared to non-GAAP net income per basic and diluted ADS of RMB4.12 in the same period of 2022. “ADS(s)” refers to the Company's American Depositary Share(s), each representing 48 Class A ordinary shares of the Company.

In the fourth quarter of 2023, the Company’s weighted average number of ADSs used in the computation of basic and diluted net income per ADS was 12,124,938. As of December 31, 2023, the Company had a total of 580,280,245 ordinary shares outstanding, or the equivalent of 12,089,172 ADSs.

Full Year 2023 Financial Results

REVENUES

Total revenues in 2023 decreased by 11.9% to RMB692.0 million (US$97.5 million) from RMB785.7 million in 2022, primarily attributable to the year-over-year decline in both the Company’s net advertising revenues and paid services revenues.

Net advertising revenues in 2023 decreased by 11.1% to RMB619.3 million (US$87.3 million) from RMB696.7 million in 2022, primarily due to the reduction in advertising spending of advertisers from certain industries and intensified industry-wide competition.

Paid services revenues in 2023 decreased by 18.3% to RMB72.7 million (US$10.2 million) from RMB89.0 million in 2022, primarily attributable to the decrease in E-commerce revenues as the Company closed certain E-commerce business.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues in 2023 decreased by 15.4% to RMB464.1 million (US$65.4 million) from RMB548.5 million in 2022, as a result of the Company’s strict cost control measures.

Gross profit in 2023 decreased to RMB227.9 million (US$32.1 million) from RMB237.2 million in 2022. Gross margin in 2023 increased to 32.9% from 30.2% in 2022, mainly due to the Company’s effective cost control measures.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expense in 2023 decreased by 17.5% to RMB353.6 million (US$49.8 million) from RMB428.6 million in 2022, primarily attributable to the decrease in certain operating expense items as a result of the strict cost control measures taken in 2023, partially off-set by the increase in allowance for credit losses in 2023 as the Company reversed more allowance for credit losses in 2022 due to the collection of some long-aged accounts receivables.

Loss from operations in 2023 was RMB125.7 million (US$17.7 million), compared to RMB191.4 million in 2022. Operating margin in 2023 was negative 18.2%, compared to negative 24.4% in 2022.

Non-GAAP loss from operations in 2023, which excluded share-based compensation, was RMB122.0 million (US$17.2 million), compared to RMB183.6 million in 2022. Non-GAAP operating margin in 2023, which excluded share-based compensation, was negative 17.6%, compared to negative 23.4% in 2022.

INCOME TAX EXPENSE OR BENEFIT

Income tax expense was RMB13.0 million (US$1.8 million) in 2023, as the Company increased the valuation allowance for the tax effect of operating loss recognized in 2023. Income tax benefit was RMB70.4 million in 2022, as the Company recognized an income tax benefit of RMB64.4 million in 2022, which represented the difference between the actual withholding tax paid related to the gain on disposal of available-for-sale debt investments in Particle and the previously accrued withholding tax.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to the Company in 2023 was RMB102.5 million (US$14.4 million), compared to net loss attributable to the Company of RMB109.7 million in 2022. Net margin in 2023 was negative 14.8%, compared to negative 14.0% in 2022. Net loss per basic and diluted ordinary share in 2023 were both RMB0.18 (US$0.02), compared to net loss per basic and diluted ordinary share of RMB0.19 in 2022.

Non-GAAP net loss attributable to the Company in the fiscal year of 2023, which excluded share-based compensation, income or loss from equity method investments, including impairment, fair value changes in investments, net, income tax benefit related to the gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investment, was RMB87.2 million (US$12.3 million), compared to non-GAAP net loss attributable to the Company of RMB154.6 million in 2022. Non-GAAP net margin in the fiscal year of 2023 was negative 12.6%, compared to negative 19.7% in 2022. Non-GAAP net loss per basic and diluted ADS in 2023 were both RMB7.19 (US$1.01), compared to non-GAAP net loss per basic and diluted ADS of RMB12.74 in 2022.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2023, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.09 billion (US$154.0 million).

Business Outlook

For the first quarter of 2024, the Company expects its total revenues to be between RMB130.8 million and RMB145.8 million; net advertising revenues are expected to be between RMB121.3 million and RMB131.3 million; and paid services revenues are expected to be between RMB9.5 million and RMB14.5 million.

All of the above forecasts reflect the current and preliminary view of the Company’s management, which are subject to changes and substantial uncertainty, particularly in view of the uncertainty of macroeconomic environment.

Share Repurchase Program

The Company announced a share repurchase program in September 2023. The program was completed in February 2024. The Company repurchased 120,981 ADSs for a total cost of US$0.2 million under the program.

Conference Call Information

The Company will hold a conference call at 9:30 p.m. U.S. Eastern Time on March 12, 2024 (March 13, 2024 at 9:30 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2023 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by clicking here (https://register.vevent.com/register/BI361faaf3474b426fbad5b39835b134f9). Upon registering, each participant will receive the participant dial-in numbers and a unique access PIN, which will be used to join the conference call. Please dial in 10 minutes before the call is scheduled to begin.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity investments, including impairment, fair value changes in investments, net, income tax benefit related to the gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investment. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, including impairment, and fair value changes in investments, net, which have been and will continue to be significant recurring items, and without the effect of income tax benefit related to the gain on disposal of available-for-sale debt investments and impairment of available-for-sale debt investments, which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentations, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	95,982	527,407	74,284
Term deposits and short term investments	1,049,555	558,765	78,700
Restricted cash	9,055	7,049	993
Accounts receivable, net	428,587	293,854	41,389
Amounts due from related parties	46,215	57,445	8,091
Prepayment and other current assets	32,257	34,108	4,803
Total current assets	1,661,651	1,478,628	208,260
Non-current assets:
Property and equipment, net	13,091	7,237	1,019
Intangible assets, net	29,126	20,050	2,824
Available-for-sale debt investments	304	309	43
Equity investments, net	114,389	101,221	14,257
Deferred tax assets	89,060	70,170	9,883
Operating lease right-of-use assets, net	103,551	67,950	9,571
Other non-current assets	19,652	13,179	1,856
Total non-current assets	369,173	280,116	39,453
Total assets	2,030,824	1,758,744	247,713
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	176,956	122,133	17,202
Amounts due to related parties	64,733	22,170	3,123
Advances from customers	31,942	34,197	4,816
Taxes payable	183,525	170,479	24,011
Salary and welfare payable	94,484	86,444	12,174
Accrued expenses and other current liabilities	89,042	71,656	10,093
Operating lease liabilities	23,639	19,915	2,805
Total current liabilities	664,321	526,994	74,224
Non-current liabilities:
Long-term liabilities	20,333	18,598	2,619
Operating lease liabilities	80,947	49,529	6,976
Total non-current liabilities	101,280	68,127	9,595
Total liabilities	765,601	595,121	83,819
Shareholders' equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,465
Class B ordinary shares	22,053	22,053	3,106
Additional paid-in capital	1,636,822	1,640,535	231,065
Treasury stock	-	(655)	(92)
Statutory reserves	99,547	99,342	13,992
Accumulated deficit	(411,074)	(513,365)	(72,306)
Accumulated other comprehensive loss	(45,402)	(40,397)	(5,690)
Total Phoenix New Media Limited shareholders' equity	1,319,445	1,225,012	172,540
Noncontrolling interests	(54,222)	(61,389)	(8,646)
Total shareholders' equity	1,265,223	1,163,623	163,894
Total liabilities and shareholders' equity	2,030,824	1,758,744	247,713

Phoenix New Media Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising revenues	205,409	134,292	196,966	27,742	696,664	619,260	87,221
Paid service revenues	18,505	19,316	14,873	2,095	89,043	72,760	10,248
Total revenues	223,914	153,608	211,839	29,837	785,707	692,020	97,469
Cost of revenues	(135,781)	(101,249)	(120,538)	(16,977)	(548,505)	(464,145)	(65,373)
Gross profit	88,133	52,359	91,301	12,860	237,202	227,875	32,096
Operating expenses:
Sales and marketing expenses	(44,368)	(38,481)	(48,932)	(6,892)	(204,984)	(155,939)	(21,964)
General and administrative expenses	26,719	(34,108)	(1,157)	(163)	(91,846)	(114,974)	(16,194)
Technology and product development expenses	(23,758)	(18,318)	(18,284)	(2,575)	(131,807)	(82,659)	(11,642)
Total operating expenses	(41,407)	(90,907)	(68,373)	(9,630)	(428,637)	(353,572)	(49,800)
Income/(loss) from operations	46,726	(38,548)	22,928	3,230	(191,435)	(125,697)	(17,704)
Other income/(loss):
Interest income, net	4,210	9,475	7,597	1,070	31,411	34,671	4,883
Foreign currency exchange gain/(loss)	4,212	1,827	2,123	299	(32,872)	(1,945)	(274)
Loss from equity method investments, including impairment	(7,392)	(246)	(10,777)	(1,518)	(8,195)	(11,125)	(1,567)
Fair value changes in investments, net	(483)	64	(602)	(85)	2,664	(440)	(62)
Impairment of available-for-sale debt investments	-	-	-	-	(5,980)	-	-
Others, net	5,468	2,190	3,667	516	8,294	8,397	1,183
Income/(loss) before income taxes	52,741	(25,238)	24,936	3,512	(196,113)	(96,139)	(13,541)
Income tax (expense)/benefit	(6,038)	3,691	(17,719)	(2,496)	70,394	(12,976)	(1,828)
Net income/(loss)	46,703	(21,547)	7,217	1,016	(125,719)	(109,115)	(15,369)
Net (income)/loss attributable to noncontrolling interests	(5,149)	52	901	127	16,067	6,619	932
Net income/(loss) attributable to Phoenix New Media Limited	41,554	(21,495)	8,118	1,143	(109,652)	(102,496)	(14,437)
Net income/(loss)	46,703	(21,547)	7,217	1,016	(125,719)	(109,115)	(15,369)
Other comprehensive loss, net of tax: fair value remeasurement for available-for-sale debt investments	-	-	-	-	(24,010)	-	-
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(5,749)	(1,992)	(3,829)	(539)	17,916	5,005	705
Comprehensive income/(loss)	40,954	(23,539)	3,388	477	(131,813)	(104,110)	(14,664)
Comprehensive (income)/loss attributable to noncontrolling interests	(5,149)	52	901	127	16,067	6,619	932
Comprehensive income/(loss) attributable to Phoenix New Media Limited	35,805	(23,487)	4,289	604	(115,746)	(97,491)	(13,732)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.07	(0.04)	0.01	0.00	(0.19)	(0.18)	(0.02)
Diluted	0.07	(0.04)	0.01	0.00	(0.19)	(0.18)	(0.02)
Net income/(loss) per ADS (1 ADS represents 48 Class A ordinary shares):
Basic	3.43	(1.77)	0.67	0.09	(9.04)	(8.45)	(1.19)
Diluted	3.43	(1.77)	0.67	0.09	(9.04)	(8.45)	(1.19)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	582,324,325	582,324,325	581,997,022	581,997,022	582,324,325	582,241,827	582,241,827
Diluted	582,324,325	582,324,325	581,997,022	581,997,022	582,324,325	582,241,827	582,241,827

Phoenix New Media Limited

Unaudited Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Net advertising service	205,409	134,292	196,966	27,742	696,664	619,260	87,221
Paid services	18,505	19,316	14,873	2,095	89,043	72,760	10,248
Total revenues	223,914	153,608	211,839	29,837	785,707	692,020	97,469
Cost of revenues
Net advertising service	126,906	91,533	110,274	15,531	514,725	423,728	59,680
Paid services	8,875	9,716	10,264	1,446	33,780	40,417	5,693
Total cost of revenues	135,781	101,249	120,538	16,977	548,505	464,145	65,373
Gross profit
Net advertising service	78,503	42,759	86,692	12,211	181,939	195,532	27,541
Paid services	9,630	9,600	4,609	649	55,263	32,343	4,555
Total gross profit	88,133	52,359	91,301	12,860	237,202	227,875	32,096

Phoenix New Media Limited

Unaudited Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenue sharing fees	5,635	3,545	2,598	366	16,969	12,997	1,831
Content and operational costs	120,220	91,093	110,794	15,605	484,857	420,721	59,256
Bandwidth costs	9,926	6,611	7,146	1,006	46,679	30,427	4,286
Total cost of revenues	135,781	101,249	120,538	16,977	548,505	464,145	65,373

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2022				Three Months Ended September 30, 2023				Three Months Ended December 31, 2023
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	88,133	224	(1)	88,357	52,359	406	(1)	52,765	91,301	85	(1)	91,386
Gross margin	39.4%			39.5%	34.1%			34.4%	43.1%			43.1%
Income/(loss) from operations	46,726	598	(1)	47,324	(38,548)	832	(1)	(37,716)	22,928	132	(1)	23,060
Operating margin	20.9%			21.1%	(25.1)%			(24.6)%	10.8%			10.9%
		598	(1)			832	(1)			132	(1)
		7,392	(2)			246	(2)			10,777	(2)
		483	(3)			(64)	(3)			602	(3)
Net income/(loss) attributable to Phoenix New Media Limited	41,554	8,473		50,027	(21,495)	1,014		(20,481)	8,118	11,511		19,629
Net margin	18.6%			22.3%	(14.0)%			(13.3)%	3.8%			9.3%
Net income/(loss) per ADS-diluted	3.43			4.12	(1.77)			(1.69)	0.67			1.62
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	12,131,757			12,131,757	12,131,757			12,131,757	12,124,938			12,124,938

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2022				Twelve Months Ended December 31, 2023

	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB

Gross profit	237,202	2,802	(1)	240,004	227,875	1,737	(1)	229,612
Gross margin	30.2%			30.6%	32.9%			33.2%
Loss from operations	(191,435)	7,881	(1)	(183,554)	(125,697)	3,713	(1)	(121,984)
Operating margin	(24.4)%			(23.4)%	(18.2)%			(17.6)%
		7,881	(1)			3,713	(1)
		8,195	(2)			11,125	(2)
		(2,664)	(3)			440	(3)
		(64,357)	(4)			-	(4)
		5,980	(5)			-	(5)
Net loss attributable to Phoenix New Media Limited	(109,652)	(44,965)		(154,617)	(102,496)	15,278		(87,218)
Net margin	(14.0)%			(19.7)%	(14.8)%			(12.6)%
Net loss per ADS-diluted	(9.04)			(12.74)	(8.45)			(7.19)
Weighted average number of ADSs used in computing diluted net loss per ADS	12,131,757			12,131,757	12,130,038			12,130,038

(1) Share-based compensation

(2) Loss from equity investments, including impairment

(3) Fair value changes in investments, net

(4) Income tax benefit related to the gain on disposal of available-for-sale debt investments

(5) Impairment of available-for-sale debt investments